December 19, 2025

Jeffrey W. Long

Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re: Capitol Series Trust (the “Registrant” or the “Trust”) – File Nos. 811-22895, 333-191495

Dear Mr. Long:

This letter relates to comments that you provided to Thomas Sheehan, counsel to the Registrant and its Independent Trustees, relating to the Securities and Exchange Commission’s review, pursuant to the Sarbanes-Oxley Act of 2002, of the annual shareholder report filing for follow three series portfolios of the Registrant with a fiscal year ended January 31, 2025: (1) Fairlead Tactical Sector ETF (“TACK”), an exchange-traded fund (“ETF” ) advised by Cary Street Partners Asset Management LLC and sub advised by Fairlead Strategies, LLC; (2) Reynders, McVeigh Core Equity Fund (“Reynders, McVeigh Fund”), an open-end fund advised by Reynders, McVeigh Capital Management, LLC (“Reynders, McVeigh”); and (3) The Nightview Fund (“NITE”), an ETF advised by Nightview Capital, LLC (“Nightview”).

We understand that you communicated three comments to Mr. Sheehan, one of which related to all three of these funds, and the other two each related to a specific fund. This letter responds to the comments provided. For your convenience and reference, we have summarized each of your comments in this letter and provided the Registrant’s response to such comments below each comment.

I.	Comments Pertaining to the Fairlead Tactical Sector ETF

Comments: The Fairlead Tactical Sector ETF (“TACK”) operates in a fund of funds structure. Please include in future reports a general description of the fund of fund structures, as required by ASC -235-50-5. In addition, pursuant to Regulation S-X 6-07(b), please confirm that there were no realized gains from the underlying funds.

Response: Registrant confirms that for future annual and semi-annual financial statement filings related to TACK it will add the following disclosure as the last sentence of the first paragraph under the heading NOTE 1, ORGANIZATION:

“The Fund seeks to achieve its investment objective by investing substantially all of its assets in shares of other registered investment companies (“Underlying Funds”). The Underlying Funds are managed by unaffiliated investment advisers and are registered under the 1940 Act as exchange-traded funds (“ETFs”).”

Mr. Jeffrey Long

U.S. Securities and Exchange Commission

Registrant further confirms that, consistent with Regulation S-X 6-07(b), none of the gains or losses shown in the financial report reflect gains or losses that were incurred by an underlying fund.

II.	Comments Pertaining to the Reynders, McVeigh Fund

Comments: The Annual Financial Statements for the Reynders, McVeigh Fund reflect income related to foreign tax reclaims. With respect to such income, please: (a) describe the fund’s policies and procedures relating to tax reclaims; (b) please disclose whether there were any professional fees paid with respect to the foreign tax reclaims; (c) please disclose whether there were any IRS closing agreements sought with respect to such reclaims.

Response:

The Fund’s Statement of Assets as of January 31, 2025 reflects tax reclaims receivable in the amount of $72,943 and the Fund’s Statement of Operations for the year ended January 31, 2025 reflects dividend income of $961,349, which is net of foreign taxes withheld of $73,380.

(a)	Neither the Reynders, McVeigh Fund, nor the Trust currently have specific compliance policies and procedures related to tax reclaims. However, Ultimus Fund Solutions, LLC (“Ultimus”), the administrator and fund accountant for the Reynders, McVeigh Fund and the Trust, does have established procedures related to tax reclaims that are designed to ensure that tax reclaims are properly identified, documented, submitted and monitored. Under these procedures, the Fund’s adviser or the Fund’s custodian/sub custodian are responsible for identifying reclaim opportunities and providing necessary transaction data. Ultimus is responsible for calculating reclaim amounts, recording receivables, and maintaining related books and records. The Fund’s custodian or sub-custodian is responsible for submitting tax reclaim documentation to the applicable taxing authorities or tax agents, unless otherwise delegated. In practical terms, as dividends are accrued, Ultimus’ accounting system also records tax reclaims receivable amounts based on tax rates entered in a tax master table. Periodically, usually quarterly, Ultimus will request a tax reclaim report from the global custodian or tax reclaim agent, and based on that information will reconcile and/or if needed make adjustments to the books. Any material differences are researched with the custodian and the adviser.

(b)	Registrant confirms that it has not engaged a third party to assist in the tax reclaim process; therefore, there were no professional fees paid with respect to the foreign tax reclaims listed in the financial reports.

(c)	Registrant further confirms that there were no IRS closing agreements sought with respect to such reclaims.

Mr. Jeffrey Long

U.S. Securities and Exchange Commission

III.	Comments Pertaining to All Three Funds Relating to the Application of ASC 280:

The Annual Financial Statements of the Fairlead Tactical Sector ETF (“TACK”), the Reynders, McVeigh Core Equity Fund, and The Nightview Fund (“NITE”) each contain the following disclosure:

“The Fund operates as a single operating segment. The Fund’s income, expenses, assets, and performance are regularly monitored and assessed as a whole by the Adviser, who is responsible for the oversight functions of the Fund, using the information presented in the financial statements and financial highlights.”

Please explain how the adviser is operating an a “group” under the requirements of ASC 280.

Response: For clarification purposes, we note that the three funds referenced in your comment are all series funds in a multiple series trust known as Capitol Series Trust, and that the advisers of these 3 funds are unaffiliated for purposes of the Investment Company Act of 1940. Each Fund is a registered investment company and prepares its financial statements in accordance with ASC Topic 946, Financial Services — Investment Companies.

The disclosure stating each Fund operates as a single operating segment is intended to describe that the Fund’s investment results are monitored and evaluated on a fund-specific and fund-wide basis and that the Fund does not have separate components or activities that would be evaluated independently. The disclosure is not intended to suggest that the adviser operates as a “group” within the meaning of ASC 280, nor that the adviser is being identified as a chief operating decision maker for segment-reporting purposes. Each adviser’s role is limited to providing investment management services to the Fund that it services, and each Fund’s income, expenses, assets, and performance are reviewed as a whole using the information presented in such Fund’s financial statements and financial highlights.

In recognition of applicability of ASC Topic 280 to the operations of each of the Funds, we have added the following disclosure to the financial statements of all series funds in the Trust, beginning with the financials for the Trust’s series with a September 30 fiscal year end, and will carry such disclosure forward for all future reports.

“The Funds have adopted Financial Accounting Standards Board (“FASB”) Accounting Standards Update 2023-07, Segment Reporting (Topic 280) - Improvements to Reportable Segment Disclosures. Adoption of the standard impacted financial statement disclosures

Mr. Jeffrey Long

U.S. Securities and Exchange Commission

only and did not affect each Fund’s financial position or the results of its operations. An operating segment is defined in Topic 280 as a component of a public entity that engages in business activities from which it may recognize revenues and incur expenses, has operating results that are regularly reviewed by the public entity’s chief operating decision maker (“CODM”) to make decisions about resources to be allocated to the segment and assess its performance, and has discrete financial information available. The CODM is the President and Principal Executive Officer of the Funds. Each Fund operates as a single operating segment. Each Fund’s income, expenses, assets, changes in net assets resulting from operations and performance are regularly monitored and assessed as a whole by the CODM responsible for oversight functions of each Fund, using the information presented in the financial statements and financial highlights.”

If you have any questions or would like further information, please contact Zachary Richmond, Treasurer and Chief Financial Officer of the Trust at (513) 869 4279 or Fund Counsel, Thomas Sheehan, at (207) 632 0897.

Sincerely,

/s/ Tiffany Franklin

Secretary of the Trust